July 28, 2025

Michael D. Hill
Chief Financial Officer and Treasurer
Upland Software, Inc.
401 Congress Ave. , Suite 1850
Austin, Texas 78701

       Re: Upland Software, Inc.
           Form 10-K filed on March 12, 2025
           File No. 001-36720
Dear Michael D. Hill:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed on March 12, 2025
Item 9A. Controls and Procedures , page 86

1.     It does not appear that management has provided its conclusions regarding the
       effectiveness of your disclosure controls and procedures. Please revise to provide the disclosure required by Item 307 of Regulation S-K. In preparing your disclosure,
       please note that (i) management   s conclusion should be as of the end
of the period
       covered by your report and (ii) if your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, your conclusion must specifically state their effectiveness at that same reasonable assurance level.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 28, 2025
Page 2

        Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology